November 28, 2007

Mr. Mark K. Brunhofter
Senior Staff Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Naturade, Inc.
Item 4.01 Form 8-K/A, attached hereto
Amending 8-K/A filed November 26, 2007
(the attachment and all prior versions, the “Filing”)

Dear Mr. Brunhofter:

Naturade, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the Filing. SEC staff comments or changes to the disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Filing. The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very Truly Yours,

Adam Michelin
Chief Executive Officer
Naturade, Inc.

Naturade, Inc. • 2099 S. State College Blvd. Suite 210 • Anaheim, CA 92806 • U.S.A.
Telephone (714) 860-7600 • Main FAX (714) 935-9881
Toll Free 1 (800) 421-1830 • http://www.naturade.com

QUALITY SINCE 1926	NATURADE®